Stephen J. Cosgrove Vice President Corporate Controller	One Johnson & Johnson Plaza New Brunswick, NJ 08933

June 28, 2012

Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Johnson & Johnson
Form 10-K for the Fiscal Year Ended January 1, 2012
Filed February 23, 2012
Form 10-Q for the Quarterly Period Ended April 1, 2012
Filed May 7, 2012
File No. 001-03215

Dear Mr. Rosenberg:

Johnson & Johnson is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 1, 2012, with respect to Johnson & Johnson's Form 10-K filed with the Commission on February 23, 2012 for the fiscal year ended January 1, 2012 (the “Form 10-K”) and Form 10-Q filed with the Commission on May 7, 2012 for the interim period ended April 1, 2012 (the “Form 10-Q”) (SEC File No. 001-03215).

Set forth below is the heading and text of the comment followed by our response:

Form 10-K for the Annual Period Ended January 1, 2012
Exhibit 13
Results of Operations
Analysis of Consolidated Earnings Before Provisions for Taxes on Income, page 29

1.
Please provide us proposed disclosure to be included in future periodic filings that quantifies the individual items that impact the changes for the three years presented. You state that the decrease in consolidated earnings was due to costs associated with product liability and litigation expense, the impact of the OTC and DePuy Hip recalls and the restructuring expense related to the Cardiovascular Care business and that it was also impacted by investment spending, the fee on branded pharmaceutical products incurred due to U.S. health care reform and integration costs associated with the acquisition of Crucell. You should consider a tabular presentation. Please also apply this to other sections of the Results of Operations such as but not limited to: cost of products sold, selling, marketing and administrative expenses and research and development expenses.

Response:

In response to the Staff's comments, in future periodic filings, beginning with the period ended July 1, 2012, we propose to enhance the Company's disclosure to quantify individual items that impact Consolidated earnings before provision for taxes on income, cost of products sold, selling and marketing and administrative expenses and research and development expenses. An example of a future periodic disclosure would be as follows:

Analysis of Consolidated Earnings Before Provision for Taxes on Income (2011 versus 2010)
“Consolidated earnings before provision for taxes on income decreased by $4.5 billion to $12.4 billion in 2011 as compared to $16.9 billion in 2010, a decrease of 27.1%. Consolidated earnings before provision for taxes on income was unfavorably affected by increases of approximately $X.X billion of costs associated with product liability and litigation expenses, $X.X billion related to the OTC recalls, $X.X billion related to the DePuy ASR™ Hip recalls and $X.X billion restructuring expense related to the Cardiovascular Care business. Additionally, 2011 included an adjustment of $X.X billion to the value of the currency option and deal costs related to the planned acquisition of Synthes, Inc. and a $X.X billion fee on branded pharmaceutical products incurred due to the U.S. health care reform legislation. This was partially offset by higher gains on the divestitures of businesses of $X.X billion as compared to 2010.”

Concentration of Credit Risk, page 32

2.	You disclose that recent economic challenges in Italy, Spain, Greece and Portugal have impacted certain payment patterns. Please tell us the following information:

•
The amount of sales in 2011 and accounts receivable as of January 1, 2012 and April 1, 2012 by country from Italy, Spain, Greece and Portugal separately by amounts from/funded by each country's government;

•	The amount past due from each of those countries and the number days of past due separately by amounts from/funded by each country's government; and

•	The amount of allowance for doubtful accounts recognized at January 1, 2012 and April 1, 2012 related to these countries and why you believe the amounts to be adequate.

Response:

In response to the Staff's questions related to the Company's disclosure regarding the impact of recent economic challenges in Italy, Spain, Greece and Portugal, please find additional details as follows:

In 2011, sales to government owned or supported health care customers in Italy, Spain, Greece and Portugal were $1,087 million, $509 million, $94 million and $106 million, respectively. The gross accounts receivable balances from government owned or supported health care customers as of January 1, 2012 were $839 million, $680 million, $97 million and $75 million for Italy, Spain, Greece and Portugal, respectively. The gross accounts receivable balances from government owned or supported health care customers as of April 1, 2012 were $761 million, $779 million, $108 million and $101 million for Italy, Spain, Greece and Portugal, respectively.
Based on historical trends, the Company considers receivables from government owned or supported health care customers in Italy, Spain, Greece and Portugal which are outstanding for greater than 365 days to be past due. The past due gross accounts receivable balances as of January 1, 2012 for sales to government owned or supported health care customers were $207 million, $223 million, $29 million and $10 million for Italy, Spain, Greece and Portugal, respectively. The past due gross accounts receivable balances as of April 1, 2012 for sales to government owned or supported health care customers were $198 million, $308 million, $27 million and $12 million for Italy, Spain, Greece and Portugal, respectively. The average number of days past due as of January 1, 2012 were approximately 348, 264, 268 and 166 for Italy, Spain, Greece and Portugal, respectively. The average number of days past due as of April 1, 2012 were approximately 355, 315, 266 and 152 for Italy, Spain, Greece and Portugal, respectively.
The Company has recognized allowances for doubtful accounts of $99 million as of January 1, 2012 and $110 million as of April 1, 2012 primarily related to government owned or supported heath care customers in these countries. The allowances for doubtful accounts reflect the Company's latest experience in collections including where payment discounts have been requested and granted. The Company believes that the allowances for doubtful accounts are adequate as payments from customers that have not requested discounts continue to be made in full, and in some cases with late payment premiums. The Company collected receivables of $1,576 million in 2011 and $480 million during the first quarter of 2012 from government owned or supported health care customers. The Company continues to monitor the economic situation in the region and work closely with these customers on payment plans. As a result of the payment plans, during the second quarter of 2012 approximately 60% of the receivables from government owned or supported health care customers in Spain were collected.

Based on the details provided, the Company believes that its year end disclosure as of January 1, 2012 and its quarterly disclosure as of April 1, 2012 adequately reflects its exposure of the current economic situation in Southern Europe.

Note 1. Summary of Significant Accounting Policies
Research and Development, page 43

3.
During our review of your Form 10-K for the Fiscal Year Ended January 2, 2011 in your response dated May 27, 2011, you stated that you would enhance your disclosure to clarify that no individual research and development investment is material to your consolidated operating results, for as long as that remains the case. If this is still the case, please confirm this and provide us proposed disclosure to be included in future periodic filings that clarifies this fact.

Response:

We confirm that in future Annual Reports on Form 10-K, beginning with the Annual Report on Form 10-K for the fiscal year ended December 30, 2012, the Company will include the following disclosure in Note 1, Summary of Significant Accounting Policies - Research and Development (page 43 of the 2011 Annual Report):

“For all years presented, there was no individual project that represented greater than 5% of the total annual consolidated research and development expense.”

Income Taxes, page 43

4.
During the prior SEC staff review of your Form 10-K for the Fiscal Year Ended January 2, 2011 you provided us proposed disclosure to include in future filings which addressed the disclosure required under ASC 740-30-50-2c. Please confirm that you will include disclosure in future filings which discloses the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries or state that the determination of the liability amount is not practicable.

Response:

We confirm that in future Annual Reports on Form 10-K, beginning with the Annual Report on Form 10-K for the fiscal year ended December 30, 2012, the Company will include the following disclosure in Note 1, Summary of Significant Accounting Policies - Income Taxes (page 43 of the 2011 Annual Report), to address disclosure requirements applicable to unrecognized deferred tax liabilities associated with undistributed earnings:

“At December 30, 2012 and January 1, 2012, the cumulative amounts of undistributed international earnings were approximately $XX billion and $41.6 billion, respectively. At December 30, 2012 and January 1, 2012, the Company's foreign subsidiaries held balances of cash and cash equivalents in the amounts of $XX.X billion and $24.5 billion, respectively. The Company has not provided deferred taxes on the undistributed earnings from certain international subsidiaries where the earnings are considered to be permanently reinvested. The Company intends to continue to reinvest these earnings in international operations. If the Company decided at a later date to repatriate these earnings to the U.S., the Company would be required to provide for the net tax effects on these amounts. The Company does not determine the deferred tax liability associated with these undistributed earnings, as such determination is not practicable.”

Form 10-Q for the Quarterly Period ended April 1, 2012
RISPERDAL®, page 19

5.
You disclose on page 20 of your filing that you did not establish an accrual for the verdicts against you in the RISPERDAL® trials with the State of Arkansas, the State of South Carolina and the State of Louisiana. The verdicts were approximately $1.2 billion, $327.1 million and $330.7 million, respectively. Please tell us how, given that this was the third state judgment against you, there are ongoing settlement discussion with the federal government regarding the off-label promotion of this drug and your settlement with the State of Texas, you determined that the potential for an unfavorable outcome is not probable. Specifically address why you believe it is probable that the verdicts will be overturned.

Response:

                The Company believes there are multiple errors supporting reversal on appeal in the Louisiana, South Carolina, and Arkansas cases. The three cases are based substantially on the use of an FDA-approved label and/or on the receipt by Janssen Pharmaceuticals, Inc. (JPI), of an FDA warning letter.   In all three cases, Johnson & Johnson and/or JPI are arguing, or will argue, on appeal, that such claims are preempted by federal law and/or that they fall within state statutory exemptions for "regulated activity."  In all three cases, Johnson & Johnson and/or JPI challenge the trial courts' unduly expansive interpretations of state statutes.  In Arkansas, for example, the trial court concluded that the state's Medicaid Fraud False Claims Act could be used to challenge compliance with federal prescription drug labeling law, even though there was no "Medicaid fraud" and there were no "false claims."  In all three cases, Johnson & Johnson and/or JPI challenge the admission into evidence of a warning letter, which is hearsay not within any exception to the rules barring the introduction of hearsay evidence, and which is unfairly prejudicial.  In both South Carolina and Arkansas, Johnson & Johnson and/or JPI argue, on appeal, that penalties were imposed for "violations" not found by the jury.  In Arkansas, there are significant appellate issues regarding the sufficiency of the jury interrogatories, which did not inquire into each element of the asserted violations.  There are other important issues in each case, including federal and state constitutional issues, statute of limitations issues, and other evidentiary issues. Therefore, the Company believes there is a strong likelihood of success on appeal in these cases and that a loss in the amount of the existing judgments is not probable.

6.
You disclose “In 2011, the Company established an accrual with respect to the above state matters.” Please provide us proposed disclosure to be included in future periodic filings that clarifies which state matters this disclosure refers to since several matters state that no accrual has been made.

Response:

Since the time of our last disclosure there has been significant progress in reaching settlements of many of the outstanding claims.  In future filings beginning with the Form 10-Q for the period ending July 1, 2012, we intend to make an additional disclosure to cover the following developments:
As previously disclosed, the Company reached an agreement in principle with the United States Attorney's Office for the Eastern District of Pennsylvania on key issues relevant to a disposition of criminal charges regarding the promotion of RISPERDAL® pursuant to a single misdemeanor violation of the Food, Drug & Cosmetic Act.
The Company has also now reached an agreement in principle with the Department of Justice (“DOJ”) to settle three pending civil False Claims Act matters that are pending in (1) the Eastern District of Pennsylvania concerning sales and marketing of RISPERDAL® and INVEGA®, including payments to health care providers; (2) the Northern District of California regarding the sales and marketing of NATRECOR®; and (3) the District of Massachusetts alleging that the defendants provided the Omnicare, Inc. (Omnicare) long-term care pharmacy with rebates and other payments regarding RISPERDAL® and other products.  Assuming these agreements are finalized, they will resolve the federal government's claims under the federal False Claims Act, resolve all pending state and federal government litigation regarding Omnicare and NATRECOR®, and settle the RISPERDAL®-related Medicaid fraud claims for those states that opt into the settlement.  On a parallel track, the Company has reached an agreement in principle with representatives of a group of 38 states and the District of Columbia to settle potential consumer fraud actions in connection with the sales and marketing of RISPERDAL® and INVEGA®.  With all the tentative settlement agreements described above, issues remain open that must be resolved before the settlements can be finalized.
The Company has accrued amounts, including an additional accrual made in the second quarter of 2012, to cover these tentative settlement agreements. However, the settlements will not resolve all pending state litigation matters regarding RISPERDAL®, and some states may elect to opt out of the settlements. To the extent any state has a claim and has or will elect to opt out of these settlements, the Company has accrued an amount equal to what that state would receive if it was participating in the settlements. Among other states, Arkansas, Louisiana and South Carolina are not expected to participate in the settlements.  Because the Company believes there are strong arguments on appeal in those cases, the Company has only accrued an amount equal to what these states would receive if they participated in the settlements.

As requested, we acknowledge that:

•	Johnson & Johnson is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to these filings; and

•	Johnson & Johnson may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 732-524-1831 with any questions or comments you may have.

Sincerely, /s/ Stephen J. Cosgrove Vice President Corporate Controller Chief Accounting Officer